Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-274620
Dated May 13, 2025

INVESTOR PRESENTATION May 2025 DRAFT

2 Investor Presentation First Busey Corporation | Ticker: BUSE 2 This presentation may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance, and business of First Busey Corporation (“Busey”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” “position,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and Busey undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond Busey’s ability to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (1) the strength of the local, state, national, and international economies and financial markets (including effects of inflationary pressures, the threat or implementation of tariffs, trade wars and changes to immigration policy); (2) changes in, and the interpretation and prioritization of, local, state, and federal laws, regulations, and governmental policies (including those concerning Busey's general business); (3) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics, or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the conflict in the Middle East); (4) unexpected results of acquisitions, including the acquisition of CrossFirst, which may include the failure to realize the anticipated benefits of the acquisitions and the possibility that the transaction and integration costs may be greater than anticipated; (5) the imposition of tariffs or other governmental policies impacting the value of products produced by Busey's commercial borrowers; (6) new or revised accounting policies and practices as may be adopted by state and federal regulatory banking agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission, or the Public Company Accounting Oversight Board; (7) changes in interest rates and prepayment rates of Busey’s assets (including the impact of sustained elevated interest rates); (8) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (9) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (10) the loss of key executives or associates, talent shortages, and employee turnover; (11) unexpected outcomes and costs of existing or new litigation, investigations, or other legal proceedings, inquiries, and regulatory actions involving Busey (including with respect to Busey’s Illinois franchise taxes); (12) fluctuations in the value of securities held in Busey’s securities portfolio, including as a result of changes in interest rates; (13) credit risk and risk from concentrations (by type of borrower, geographic area, collateral, and industry), within Busey's loan portfolio and large loans to certain borrowers (including commercial real estate loans); (14) the concentration of large deposits from certain clients who have balances above current Federal Deposit Insurance Corporation insurance limits and may withdraw deposits to diversify their exposure; (15) the level of non-performing assets on Busey’s balance sheets; (16) interruptions involving information technology and communications systems or third-party servicers; (17) breaches or failures of information security controls or cybersecurity-related incidents; (18) the economic impact on Busey and its customers of climate change, natural disasters, and exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts; (19) the ability to successfully manage liquidity risk, which may increase dependence on non-core funding sources such as brokered deposits, and may negatively impact Busey's cost of funds; (20) the ability to maintain an adequate level of allowance for credit losses on loans; (21) the effectiveness of Busey’s risk management framework; and (22) the ability of Busey to manage the risks associated with the foregoing. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, is included in Busey’s filings with the Securities and Exchange Commission. Forward-Looking Statements Forward-Looking Statements

3 Investor Presentation First Busey Corporation | Ticker: BUSE 3 This presentation is neither an offer to sell nor a solicitation of an offer to purchase any securities of First Busey Corporation (the “Company”). There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer to sell or solicitation of an offer to purchase securities of the Company will be made only pursuant to a prospectus supplement and related prospectus filed with the Securities Exchange Commission (the “SEC”). The Company filed a “shelf” registration statement (File No. 333-274620) (including a base prospectus (the “Base Prospectus”)) on September 21, 2023, and the related preliminary prospectus supplement on May [●], 2025 (the “Preliminary Prospectus Supplement”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Base Prospectus, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and the Preliminary Prospectus Supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on publications and other data obtained from third party sources. While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company, Busey Bank or CrossFirst Bank after the date hereof. Registration Statement; No Offer or Solicitation Preliminary ProSupp date to be inserted

Investor Presentation | First Busey Corporation | Ticker: BUSE | 4

Table of Contents

Terms of Perpetual Preferred Equity Offering	5
Overview of First Busey Corporation (NASDAQ: BUSE)	6
1Q25 Review	7
Investment Highlights	8
Diversified Company with Comprehensive & Innovative Financial Solutions	9
Closed Acquisition of CrossFirst Bankshares	10
Combined Markets Ripe for Growth	11
Compelling Regional Operating Model	12
Earnings Performance	13
Fortress Balance Sheet	14
High Quality, Diversified Loan Portfolio	15
High Quality Loan Portfolio: CRE	16
High Quality Loan Portfolio: C&I	17
Credit Profile Bolstered by Strong Reserves	18
Pristine Credit Quality	19
Top Tier Core Deposit Franchise	20
Deposit Cost Trends	21
Net Interest Margin	22
Diversified and Significant Sources of Fee Income	23
Wealth Management	24
FirsTech	25
Balanced, Low-Risk, Short-Duration Investment Portfolio	26
1Q25 Balance Sheet Repositioning	27
Actively Managing Well-Positioned Balance Sheet	28
Focused Control on Expenses	29
Robust Capital Formation	30
Appendix:	*31*
Double Leverage & Interest Coverage	*32*
Illustrative Pro Forma Capital Ratios	*33*
Liquidity Detail	*34*
Experienced Management Team	*35*
Fully Integrated Wealth Platform	*36*
FirsTech, A Uniquely Positioned Payment Technology Company	*37*
Non-GAAP Financial Information	*39*

5 Investor Presentation First Busey Corporation | Ticker: BUSE 5 Issuer First Busey Corporation Security (Depositary shares 1/40) Non-Cumulative Perpetual Preferred Stock, Series B Expected Rating BBB- by Kroll Bond Rating Agency Offering Size $200 Million Structure Fixed-Rate Issuance Type SEC Registered Listing NASDAQ (Pending) Use of Proceeds General corporate purposes, including the redemption of $125 million outstanding 5.25% fixed-to-floating rate subordinated notes due 2030 Joint Bookrunners Co-Manager Terms of Perpetual Preferred Equity Offering PIPER IS ANDLER | Morgan Stanley | anney KEEFE, BRUYETTE WOODS A Stifel Company

6 Investor Presentation First Busey Corporation | Ticker: BUSE 6 Overview of First Busey Corporation (NASDAQ: BUSE) 157+ year old financial institution Corporate headquarters in Leawood, KS Payment Technology Solutions $19.5 Billion Total Assets 14.9% Total Capital Ratio $2.0 Billion Market Cap2 Premier Commercial Banking Franchise Full-service Trust Company 1 Banking operations at 3/31/25 also include CrossFirst Bank | 2 Market Data for BUSE updated to close on 5/9/25 1 $13.7 Billion Wealth Assets Under Care

Investor Presentation | First Busey Corporation | Ticker: BUSE 7

1Q25 Review

1Q25 Key Initiatives

- Closed **TBV-accretive** acquisition of CrossFirst Bankshares on 3/1/25, growing BUSE's assets from $12.0 billion at 12/31/24 $19.5 billion at 3/31/25
  - 186 days from announce-to-close, a short timeframe relative to other deals of similar size
- Shifted the mix of the securities portfolio to achieve balanced risk exposure and income streams
  - Sold approximately 50% of CrossFirst's investment portfolio ($371 million of marked AFS securities), primarily using proceeds to reduce brokered deposits held by CrossFirst Bank
  - Executed a repositioning of legacy Busey investment portfolio, selling $203 million of AFS securities in late March at a $15.5 million income statement loss
- Resumed strategic share repurchase program, returning $4.8 million to shareholders during the quarter (weighted average purchase price of $21.98 per share)

Transaction Strategic Highlights

- Enhances Busey's growth profile with expansion into attractive new markets of Kansas City, Dallas, Denver, Phoenix, Oklahoma City and Wichita
- Leverages excess capital to generate significantly enhanced profitability and return to shareholders while maintaining Busey's hallmark fortress balance sheet
- Combines Busey's low-cost funding base and high-quality commercial portfolio with CrossFirst's attractive markets and commercial loan engine
- CrossFirst's client base is particularly well-suited for Busey's wealth management and payment technology solutions offerings
- Provides economies of scale to drive operating efficiency
- Bolsters executive leadership depth and succession planning

Financial Results (Non-GAAP)

Metric [1]	4Q24	1Q25
Adj. Diluted EPS	$0.53	$0.57
Adj. Net Income	$31 million	$40 million
Adj. Pre-Provision Net Revenue	$42 million	$55 million
Adj. PPNR ROAA	1.38%	1.50%
Adj. ROAA	1.02%	1.09%
Adj. ROATCE	11.93%	10.64%
Net Interest Margin	2.95%	3.16%
Adj. Noninterest Income	$35 million	$37 million
Adj. Efficiency Ratio	61.8%	58.7%

BUSE Historical Total Assets Trend *($ billions)*


$20.0
$10.0
$0.0
$3.7
$19.5
2014 YE
2015 YE
2016 YE
2017 YE
2018 YE
2019 YE
2020 YE
2021 YE
2022 YE
2023 YE
2024 YE
2025 Q1

[1] Non-GAAP calculations, see Appendix

Investor Presentation | First Busey Corporation | Ticker: BUSE 8

Investment Highlights

Powerful Combination of Banking, Wealth, and Payments Business Lines

- Sizable business lines provide for a full suite of solutions for our clients across their lifecycle and drives comprehensive client relationships
- Significant revenue derived from diverse and complementary fee income sources
- Noninterest income represented 26.3% of operating revenue for 1Q25 (excluding net securities losses)

Disciplined Growth Strategy Driven by Regional Operating Model

- Organic growth across key business lines driven by an approach that brings the full weight of commercial, wealth and FirsTech operations to market under a regional operating model sales structure
- Efficient and right-sized branch network — average deposits per branch of $211 million at 3/31/25 vs. $161 million at 12/31/24
- Leverage track record as proven successful acquirer to expand operations through disciplined M&A. Closed TBV-accretive acquisition of CrossFirst Bankshares on 3/1/25 — ownership of 63.5% Busey legacy shareholders and 36.5% CrossFirst legacy shareholders

Attractive Profitability and Returns

- Long history of quality earnings performance
- CrossFirst transaction expected to deliver meaningful EPS accretion and strong improvements in ROAA, ROATCE, Net Interest Margin, and Efficiency Ratio
- Quarterly dividend of $0.25

Financial Highlights

$ in millions	2023	2024	2025 Q1	KRX Median MRQ[3]
Total Assets	$12,283	$12,047	$19,464	$29,580
Total Loans	$7,651	$7,697	$13,868	$20,939
Total Deposits	$10,291	$9,982	$16,459	$23,711
Total Equity	$1,272	$1,383	$2,180	$3,482
Total Wealth AUC	$12,137	$13,834	$13,678	NM
NPA/Assets	0.06 %	0.19 %	0.31 %	0.46 %
Net Interest Margin [1]	2.89 %	2.95 %	3.16 %	3.27 %
Adj. Nonint. Income % of Operating Revenue [1]	27.8 %	30.0 %	26.3 %	18.0 %
Adj. PPNR ROAA [1]	1.41 %	1.39 %	1.50 %	NA
Adj. ROAA [1]	1.03 %	0.99 %	1.09 %	1.21 %
Adj. ROATCE [1]	15.0 %	12.3 %	10.6 %	13.8 %
Adj. Efficiency Ratio [1]	58.6 %	61.3 %	58.7 %	58.4 %

BUSE Stock [2]

Market Cap	Price Per Share	Dividend Yield	Price/TBV	Price/2025E [3]
$2.0B	$21.81	4.6%	1.2x	8.5x

BUILT ON A FORTRESS BALANCE SHEET

Pristine asset quality, highly diversified loan portfolio, & capital levels significantly in excess of well-capitalized minimums

[1] Non-GAAP calculation, see Appendix | [2] Market Data for BUSE updated to close on 5/9/25 | [3] As of 4/18/25

9 Investor Presentation First Busey Corporation | Ticker: BUSE 9 1 Banking operations at 3/31/25 also include CrossFirst Bank | 2 Consolidated | 3 Banking segment, excluding Wealth Management & FirsTech; excludes intracompany eliminations and consolidations; only includes 1-month of CrossFirst Bank revenue | 4 Consolidated; Non-GAAP calculation. Based on a four-quarter average of average tangible common equity | 5 Wealth Management segment | 6 LTM total payments processed | 7 FirsTech segment, excludes intracompany eliminations $11 Billion 45 Million Payments Processed 6 Transactions Processed (LTM) Full suite of diversified financial products for individuals and businesses Wealth & asset management services for individuals and businesses Payment platform that enables the collection of payments across a variety of modules $19.5 Billion Assets 2 11.9% Adj. ROATCE (LTM) 4 $13.7 Billion Assets Under Care 45.8% PT Margin (LTM) $434.1 Million YTD Revenue Annualized 3 $66.8 Million LTM Revenue 5 $22.5 Million LTM Revenue 7 Diversified Company with Comprehensive & Innovative Financial Solutions 1

10 Investor Presentation First Busey Corporation | Ticker: BUSE 10 ▪ Bank merger & core system conversion to occur June 20, 2025 ▪ Critical technology, operating, and personnel decisions made to best position the company for future growth ▪ Integration plan focused on client retention and a best-in-class product set to enhance our client experience ▪ Strong pipeline of referrals from CrossFirst Bank clients to Busey Wealth Management and FirsTech ▪ Estimated cost saves of ~$25 million (~70% personnel) remains on track ▪ Anticipate 50% overall realization in 2025 and 100% in 2026, with majority of savings to be out of expense run rate by 12/31/25 ▪ Remaining pre-tax one-time charges of $16 million in 2025 and $20 million (primarily employee retention) to be recognized through 2028 Integration Update Closed Acquisition of CrossFirst Bankshares Financial Impacts at Close 18%+ 2026 EPS Accretion excluding one-time merger charges and with full realization of expected cost saves 17%+ 2026 EPS Accretion excluding all rate marks, non-PCD accretion & one-time merger charges, with full realization of expected cost saves $600+ million Excess Capital above “well-capitalized” thresholds No additional dilutive capital raise was associated with this transaction Track Record of Successful Integrations TBV Accretive CrossFirst outperformed consensus earnings estimates and fair value adjustments improved, resulting in a TBV accretive deal vs. 6-month earnback estimate at announcement Item Expectations at Announcement Actual Results & Updated Expectations at Close Closing Date 3/31/2025 3/1/2025 TBV Dilution (0.6)% Accretive TBV Earnback ~6 months Accretive 2026 EPS Accretion (excl. one-time charges and with fully realized cost saves) 20%+ 18%+ Loan Mark $208 million $200 million Core Deposit Intangible $51 million $82 million 2025 Cost Saves ~$25 million (5% of combined NIE) ~$25 million (5% of combined NIE) One-Time Merger Charges (non-capitalized) $75.3 million $77.8 million Total Risk Based Capital 14.1% 15.1%

11 Investor Presentation First Busey Corporation | Ticker: BUSE 11 Combined Markets Ripe for Growth 1 Market Nominal GDP as of 2023 per FRED, Federal Reserve Bank of St. Louis | Note: Does not include markets with populations under 500,000 Source: S&P Capital IQ Pro; Census.gov; BEA.gov 1

12 Investor Presentation First Busey Corporation | Ticker: BUSE 12 Compelling Regional Operating Model Integrated enterprise-wide go-to-market strategy focused on combining the power of commercial & wealth to provide a broad set of financial solutions to well-capitalized individuals and the companies they own & operate Life Equity Lending Family Office Lending Energy Lending SBA Lending $5B deposits $5B deposits $3B loans $10B AUC $4B AUC $3B loans $5B deposits $2B loans $1B deposits $1B loans $1B deposits $2B loans $1B loans Note: Deposits per 2024 FDIC Summary of Deposits, as of 6/30/24

13 Investor Presentation First Busey Corporation | Ticker: BUSE 13 1 Non-GAAP calculation, see Appendix | 2 TBV per share as reported in quarterly filings with add-back of after-tax AOCI at each period-end | Note: 1Q25 earnings include 1-month of contributions from CrossFirst Earnings Performance Adjusted Net Income & Earnings Per Share 1 Adjusted ROATCE & Adjusted ROAA 1 Adjusted Pre-Provision Net Revenue / Avg. Assets 1 $ in millions $ in millions +6.3% 10-Year CAGR BUSE Tangible Book Value / Share (ex-AOCI) 2 Note: Downward shift in 1Q25 primarily due to securities repositioning and realized loss of embedded AOCI Dividend payout ratio has ranged from 40-50%

Investor Presentation | First Busey Corporation | Ticker: BUSE | 14

Fortress Balance Sheet

High Quality, Resilient Loan Portfolio

- Diversified portfolio, by sector and geographically, conservatively underwritten with low levels of concentration
- Granular commercial portfolio, with average commercial loan size of less than $1 million
- Non-performing (0.31% of total assets) and classified assets (8.4% of capital[1]) both remain low
- Very strong reserve levels: ACL/Loans 1.41% | ACL/NPLs 3.57x
- 100 / 300 Test[1]: 46% C&D | 230% CRE

Strong Core Deposit Franchise & Ample Liquidity

- Robust holding company and bank-level liquidity
- Strong, low-cost core deposit franchise (1.91% total cost of deposits in 1Q25)
  - 84.3% loan-to-deposit ratio, 90.3% core deposits[2]
  - 22.4% of total deposits are noninterest-bearing
  - Low level of estimated uninsured & uncollateralized deposits[3] at 32% of total deposits at 3/31/25
- Available sources of on- and off-balance sheet liquidity[4] total $8.6 billion, including $1.2 billion of cash and cash equivalents
- Substantial sources of available off-balance sheet contingent funding totaling $5.1 billion, representing an additional 1.0x coverage of estimated uninsured & uncollateralized deposits[3] at 3/31/25
  - Untapped borrowing capacity ($5.1 billion in aggregate): $2.1 billion with FHLB, $1.5 billion with FRB discount window, $0.6 billion with Unsecured Fed Funds lines, and $0.9 billion brokered deposit capacity
  - Brokered deposits only represent 4% of total deposits

Robust Capital Foundation

- Although impacted by strategic deployment of capital, capital ratios remain significantly in excess of well-capitalized minimums
- Leverage ratio of 12.9%, CET1 ratio of 12.0%, and Total RBC of 14.9% at 3/31/25
- TCE/TA ratio of 8.83% at 3/31/25[2], up from 8.07% at 3/31/24
- TBV per share of $18.62 at 3/31/25[2] compared to consensus estimate of $17.60, and an increase of 11.0% from $16.84 at 3/31/24

[1] Capital calculated as Busey Bank & CrossFirst Bank Tier 1 Capital + Allowance for credit losses | [2] Non-GAAP calculation, see Appendix | [3] Estimated uninsured & uncollateralized deposits consists of the excess of accounts over $250K FDIC insurance limit, less internal accounts, fully-collateralized accounts (including preferred deposits) and pass-through accounts where clients have deposit insurance at the correspondent financial institution | [4] On- and off-balance sheet liquidity is comprised of cash and cash equivalents, debt securities excluding those pledged as collateral, brokered deposits, and Busey's borrowing capacity through its revolving credit facility, the FHLB, the Federal Reserve Bank, and federal funds purchased lines.

Investor Presentation | First Busey Corporation | Ticker: BUSE | 15

High Quality, Diversified Loan Portfolio

Loan Portfolio Composition


4Q24
HELOC 3%
Other 6%
Commercial & Industrial 25%
1-4 Family Residential 19%
Total Loan Portfolio:
$7.7 Billion
C&D 5%
Owner Occupied CRE 12%
Non-Owner Occupied CRE 30%
1Q25
HELOC 2%
Other 4%
1-4 Family Residential 14%
Commercial & Industrial 32%
C&D 8%
Total Loan Portfolio:
$13.9 Billion
Owner Occupied CRE 10%
Non-Owner Occupied CRE 30%

MRQ Yield on Loans	*1Q25 Net New Funding Yield*	*Classified Loans / Capital* [1]
5.76% *+20 bps vs. 4Q24*	**6.91%**	**8.4%**

- Combination of Busey and CrossFirst results in a diversified commercial portfolio with a larger share of C&I, unchanged NOOCRE distribution, and lower Residential and Consumer lending
- Excl. acquired loans of $6.0 billion (net of purchase accounting marks), posted $134 million of loan growth in 1Q25 with commercial in the Midwest & East regions and the Life Equity Lending vertical as the primary growth contributors

Loan Portfolio Regional Segmentation [2]


West (AZ, CO, NM) 6%
Verticals 10%
Central (KC, Wich., OKC, Tulsa) 15%
East (Chi., STL, SW FL) 32%
Texas (Dallas/FW) 14%
Midwest (Central IL, Indy) 23%

Funded Draws & Line Utilization Rate [3]

Uptick in 1Q25 utilization rates mainly driven by addition of CrossFirst portfolio. Borrowers currently hesitant to draw on C&I lines and make business investments in the current uncertain macro environment.


C&I Utilization
CRE & Construction Utilization
Retail Utilization
59%
52%
49%
50%
59%
45%
43%
43%
43%
44%
40%
43%
43%
43%
50%
2024 Q1
2024 Q2
2024 Q3
2024 Q4
2025 Q1

[1] Capital is Busey Bank & CrossFirst Bank Tier 1 Capital (preliminary estimates) + Allowance for credit losses | [2] Based on loan origination
[3] Excludes credit card & overdraft protection & includes tranche loan commitments/associated sub notes

Investor Presentation | First Busey Corporation | Ticker: BUSE | 16

High Quality Loan Portfolio: CRE

Investor Owned CRE Loans by Property Type [1]

$ in millions Property Type	3/31/25 Balances	% of Total Loans	3/31/25 Classified Balances
Apartments	$942.8	6.8 %	$0.0
Industrial/Warehouse	889.7	6.4 %	0.1
Retail	746.0	5.4 %	6.2
LAD	657.2	4.7 %	0.0
Traditional Office	490.9	3.5 %	3.3
Hotel	375.9	2.7 %	0.0
Student Housing	232.1	1.7 %	3.6
Senior Housing	179.2	1.3 %	0.0
Specialty	174.7	1.3 %	0.0
1-4 Family	172.1	1.2 %	0.0
Medical Office	161.2	1.2 %	13.5
Nursing Homes	111.2	0.8 %	0.0
Health Care	20.0	0.1 %	0.0
Restaurant	29.7	0.2 %	0.0
Other	30.1	0.2 %	0.0
Grand Total	**$5,212.8**	**37.5 %**	**$26.7**

Owner Occupied CRE Loans by Property Type

$ in millions Property Type	3/31/25 Balances	% of Total Loans	3/31/25 Classified Balances
Industrial/Warehouse	$446.6	3.2 %	$5.3
Specialty	305.2	2.2 %	8.7
Traditional Office	182.8	1.3 %	1.4
Restaurant	125.1	0.9 %	0.0
Retail	117.0	0.8 %	2.7
Medical Office	90.5	0.7 %	0.0
Senior Housing	51.2	0.4 %	0.0
1-4 Family	35.6	0.3 %	1.4
LAD	4.5	0.0 %	0.0
Health Care	2.3	0.0 %	0.0
Nursing Homes	1.6	0.0 %	0.0
Hotel	0.6	0.0 %	0.0
Other	89.5	0.6 %	0.9
Grand Total	**$1,452.5**	**10.4 %**	**$20.4**

Only 0.5% of total CRE-I loans are classified

100/300 Test:
46% C&D
230% CRE-I

Limited office and metro central business district exposure; granting credit to well-capitalized in-market borrowers

Only 1.4% of total OOCRE loans are classified

OOCRE properties are underwritten to operating cash flow and guidance requires a 1.20x FCCR[2]

Lower risk profiles as underwritten to the primary occupying business and are not as exposed to lease turnover risks

All data as of 3/31/25

($ in millions) Investor Owned CRE Metric	Traditional Office	Medical Office	CBD Office Exposure	Top 10 Largest Office Loans
Total Balances	$490.9	$161.2	$2.5	$196.8
% of Total CRE-I	9.4 %	3.1 %	0.05 %	3.8 %
% of Total Office CRE-I	75.3 %	24.7 %	0.4 %	30.2 %
# of Loans	181	56	3	10
Average Loan Size	$2.7	$2.9	$0.8	$19.7
Total Classified	$3.3	$13.5	$0.0	$0.0
WAvg Current LTV	55 %	60 %	62%	64%

Top 10 Largest Office Loans

Weighted Average DSCR[3]:	**1.50**
Weighted Average Debt Yield[4]:	**10.4%**
WAvg 1-Year Lease Rollover:	**1.5%**
WAvg 2-Year Lease Rollover:	**6.0%**

[1] Investor owned CRE (CRE-I) includes C&D, Multifamily and non-owner occupied CRE | [2] Fixed Charge Coverage Ratio | [3] Debt Service Coverage Ratio
[4] Net Operating Income of property divided by Loan Amount

Investor Presentation | First Busey Corporation | Ticker: BUSE | 17

High Quality Loan Portfolio: C&I

- 32.1% of total loan portfolio
- CrossFirst Bank contributed 54% of total C&I loan portfolio at 3/31/25
  - Includes CrossFirst's energy loan portfolio which totaled $288 million at 3/31/25
- C&I loans are generally underwritten to a 1.20x FCCR[1] requirement and RLOCs greater than $1 million require a monthly borrowing base
- C&I lines of credits have an overall utilization of 50%, demonstrating substantial borrowing capacity and appropriate revolving of most lines
- Diversified portfolio results in low levels of concentrated exposure
  - Top concentration in one industry - Finance & Insurance - is 17% of C&I loans, or 5% of total loans; the majority of the Finance & Insurance portfolio is secured by marketable securities
  - Substantial diversification among the subsectors in the manufacturing portfolio, with strong core credits
- 2.8% of C&I loans are classified as of 1Q25, compared to 2.2% in 4Q24 and 3.1% in 1Q24

C&I Loans by Sector

$ in millions NAICS Sector	3/31/25 Balances	% of Total Loans	3/31/25 Classified Balances
Finance and Insurance	$762.2	5.5 %	$6.6
Manufacturing	498.6	3.6 %	30.5
Real Estate and Rental and Leasing	464.8	3.4 %	7.1
Food Services and Drinking Places	392.2	2.8 %	12.3
Mining, Quarrying, Oil, Gas Extraction	295.7	2.1 %	0.0
Construction	290.2	2.1 %	4.5
Transportation	272.9	2.0 %	4.6
Retail Trade	233.7	1.7 %	2.3
Wholesale Trade	227.4	1.6 %	21.8
Other Services (except Public Admin.)	202.7	1.5 %	0.3
Agriculture, Forestry, Fishing, Hunting	167.9	1.2 %	4.2
Educational Services	132.5	1.0 %	0.1
Health Care and Social Assistance	130.4	0.9 %	7.4
Professional, Scientific, Technical Svcs.	100.5	0.7 %	17.0
Arts, Entertainment, and Recreation	74.9	0.5 %	1.1
Information	61.4	0.4 %	1.6
Public Administration	47.1	0.3 %	0.0
Accommodation	39.0	0.3 %	0.0
Waste Management Services	33.9	0.2 %	0.0
Administrative and Support Services	18.4	0.1 %	0.1
Management of Cos. and Enterprises	16.6	0.1 %	0.2
Utilities	4.9	0.0 %	2.5
Other	12.2	0.1 %	1.6
Grand Total[2]	**$4,479.8**	**32.1 %**	**$125.7**

[1] Fixed Charge Coverage Ratio | [2] Minor difference in C&I balances from chart and those reported elsewhere as consolidated C&I loan balances is attributable to purchase accounting, deferred fees & costs, and overdrafts

Investor Presentation | First Busey Corporation | Ticker: BUSE 18

Credit Profile Bolstered by Strong Reserves



1.08%
Allowance to Loans
$83.4
4Q24 ACL
$100.8
Credit mark on loans identified as PCD, recorded as a Day 1 gross-up of allowance
Day 1 ACL Gross-Up on PCD
$42.4
CECL provision expense on Non-PCD loans that have been marked to fair value
Day 2 Provision on Non-PCD
-$29.6
Comprises thirteen CrossFirst credits that were flagged as PCD at close on March 1 and subsequently charged-off during March (fully reserved for at Day 1)
Charge-off of CrossFirst PCD Loans
$0.0
Remaining provision booked for 1Q25 in addition to non-PCD provision
1Q25 Provision for Loan Losses
-$1.8
NCOs during 1Q25 for legacy Busey loan book and CrossFirst non-PCD loans
1Q25 other Net Charge-Offs
1.41%
Allowance to Loans
$195.2
1Q25 ACL

Allowance / NPLs Multiple



$ in thousands
5.22
$16,852
5.82
$15,740
11.74
$7,816
$23,237
3.59
$54,724
CrossFirst NPLs have a 44% mark in PCD reserves
3.57
2021 YE
2022 YE
2023 YE
2024 YE
2025 Q1
Busey Bank NPLs
CrossFirst Bank NPLs
Allowance/NPLs (x)

Allowance / NPAs Multiple



$ in thousands
$21,268
4.13
5.52
$16,590
11.55
$7,941
$23,300
3.58
$59,481
3.28
2021 YE
2022 YE
2023 YE
2024 YE
2025 Q1
Busey Bank NPAs
CrossFirst Bank NPAs
Allowance/NPAs (x)

19 Investor Presentation First Busey Corporation | Ticker: BUSE 19 ▪ Conservative underwriting structures have resulted in a legacy of pristine credit quality ▪ Strong portfolio management that identifies early warning indicators and proactively engages the special assets group early in the credit review process (special assets group has remained intact since the 2008-2009 recession) ▪ Post-acquisition, classified assets as a percentage of capital increased from 5.6% at 12/31/24 to a still low 8.4% at 3/31/25 ▪ 1Q25 net charge-offs totaled $31.4 million, primarily related to $29.6 million charge-offs for thirteen CrossFirst credits that had been identified as PCD ▪ Previously noted $15 million traditional office CRE classified credit that had a 4Q24 charge-off was resolved during 1Q25 without incurring meaningful additional loss 1 Capital calculated as Busey Bank & CrossFirst Bank Tier 1 Capital + Allowance for credit losses 2 Average loans was calculated as the average of the ending portfolio loan balances over the most recent four quarters Pristine Credit Quality NPAs / Assets Classifieds / Capital 1 NCOs / Average Loans 2 $ in millions $ in millions $ in millions BUSE NPAs $21.3 $16.6 $7.9 $23.3 $59.5 BUSE NCOs $2.2 $0.9 $2.3 $18.2 $31.4 BUSE Classified Assets $91.8 $107.1 $72.3 $85.3 $190.6 $29.6mm of CrossFirst PCD loans charged-off during March 2025 BUSE Consolidated

20 Investor Presentation First Busey Corporation | Ticker: BUSE 20 1 Non-GAAP calculation, see Appendix | 2 Other deposits include brokered MMA, brokered CDs, ICS Demand Savings, CDAR CDs Core Deposits 1 90% MRQ Avg Cost of Total Deposits 1.91% MRQ Avg Cost of Non-Time Deposits 1.54% Avg Deposits per Branch $211 million Total Deposits: $10.0 Billion Top Tier Core Deposit Franchise Deposit Portfolio Composition Total Deposits Loan-to-Deposit Ratio $9,960 $9,976 $9,943 $9,982 $16,459 $ in millions 4Q24 1Q25 Total Deposits: $16.5 Billion 1Q25 Deposit Flows Takeaways ? Excluding CrossFirst Bank, Busey Bank deposits were down minimally QoQ at -$37 million ? Inflow from retail depositors totaled $83 million QoQ and was up $146 million YoY ? Outflows led by commercial accounts and public deposits which is consistent with typical seasonality ? Savings account inflows of $117 million QoQ, a continued result of our focused strategy to shift term deposits into managed rate products ? CrossFirst Bank has worked to aggressively reduce wholesale funding exposure, reducing brokered deposits by $253 million during 1Q25 ? For the month of March, CrossFirst total deposits were down $71 million; however, this was driven largely by reducing brokered deposits by $111 million during the month

Investor Presentation | First Busey Corporation | Ticker: BUSE | 21

Deposit Cost Trends

Historical Cost of Deposits, 1Q15 - 1Q25


BUSE Cost of Deposits
Effective Fed Funds Rate (Qtr Avg)[1]
Historically, cost of deposits has run at ~30% of Fed Funds over the last three cycles (2 tightening, 1 easing) fully lagged
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

1Q25 Deposit Costs

- Reduction of $111 million of CrossFirst brokered deposits priced at 4.7% during March, helping to drive down combined cost of deposits
  - Proceeds from liquidation of ~50% of CrossFirst's investment portfolio at close will be primarily used to pay off ~$220 million of maturing CrossFirst brokered CDs at a 4.8% weighted average rate
  - Total brokered deposits currently represents 4% of total deposits. Will continue to let remaining brokered book run off as they mature in 2025, anticipated at ~60% of remaining balances in 2Q25, ~30% in 3Q25, and ~10% in 4Q25
- 20% of total deposits are indexed/floating rate
- Short duration CD portfolio represents 19% of total deposits; book has a weighted average remaining life of 4.4 months and weighted average rate of 4.0%
- At 3/31/25, our spot deposit cost was 1.82% for non-maturity deposits and 2.23% for total deposits

Total Cost of Deposits vs. Peers


$ in millions
Busey
KRX Median
3.00%
2.50%
2.00%
1.50%
2.19%
2.27%
2.33%
2.19%
1.76%
1.75%
1.85%
1.75%
1.91%
2024 Q1
2024 Q2
2024 Q3
2024 Q4
2025 Q1

[1] Quarterly effective Fed Funds per FRED, Federal Reserve Bank of St. Louis. Average during quarter, not seasonally adjusted

22 Investor Presentation First Busey Corporation | Ticker: BUSE 22 1 Tax-equivalent adjusted amounts; Non-GAAP, see Appendix $ in millions Impact of loan production and contribution of CrossFirst Bank Addition of CrossFirst deposits into the mix accompanied by accelerating deposit beta in the current easing cycle Net Interest Margin Bridge - Factors contributing to 21 bps NIM expansion during quarter Net Interest Income Trend 1 Net Interest Margin Trend 1 Net Interest Margin Mix reduction of securities/restricted stock and lower yielding cash contributions Purchase accounting accretion from CrossFirst transaction accelerates Decreased rate on borrowings Decreased expense on rate swaps In aggregate, one-month contribution from CrossFirst Bank was approximately +12 bps for 1Q25

Investor Presentation | First Busey Corporation | Ticker: BUSE | 23

Diversified and Significant Sources of Fee Income

- Noninterest income represented 26% of revenue in 1Q25 (excluding net securities losses)
- Wealth management fees, wealth management referral income included in other noninterest income, and payment technology solutions income represented 61% of total noninterest income (excl. net securities losses) in 1Q25
- One-month of CrossFirst Bank contributed ~$2 million to noninterest income for 1Q25
  - Most of CrossFirst Bank's noninterest income is derived from Treasury Management services
  - Durbin Amendment impact to debit card interchange from the CrossFirst acquisition estimated to be modest, at <$500 thousand annually
- Net securities loss primarily related to execution of repositioning of $203 million of legacy Busey securities in 1Q25

Adjusted Noninterest Income / Operating Revenue [1]



$ in millions
$109.7
$75.9
30.8%
$33.8
2024 Q1
$116.3
$82.5
29.0%
$33.8
2024 Q2
$117.6
$82.6
29.8%
$35.0
2024 Q3
$117.0
$81.6
30.3%
$35.4
2024 Q4
$140.7
$103.7
26.3%
$37.0
2025 Q1
Adj. Nonint. Inc.
Net Interest Income
Adj. Nonint. Inc./Op. Rev.

Sources of Noninterest Income

$ in thousands

Noninterest Income Detail	2024 Q1	2025 Q1	YoY Change
Wealth Management Fees[2]	$15,549	$17,364	+12 %
Fees for Customer Services	7,056	8,128	+15 %
Payment Technology Solutions	5,709	5,073	-11 %
Mortgage Revenue	746	329	-56 %
Income on Bank Owned Life Insurance	1,419	1,446	+2 %
Other Noninterest Income[2]	3,344	4,651	+39 %
Noninterest Income (ex-securities gains/losses)	**$33,823**	**$36,991**	**+9%**
Net Securities Gains (Losses)	(6,375)	(15,768)	
Gain on Sale of Mortgage Servicing Rights	7,465	—	
Total Noninterest Income	**$34,913**	**$21,223**	**-39%**



Wealth Mgmt Fees 47%
Noninterest Income (ex non-recurring items)
$37.0 Million
Payment Tech 14%
Customer Service Fees 22%
Mortgage Rev. 1%
BOLI 4%
Other Nonint. Inc. 13%

[1] Non-GAAP calculation, see Appendix
[2] Approximately $0.2 million of Other Noninterest Income was attributable to the wealth segment in 1Q24 and 1Q25, respectively

24 Investor Presentation First Busey Corporation | Ticker: BUSE 24 ▪ Assets Under Care (AUC) of $13.7 billion, a QoQ decrease of $0.2 billion and a YoY increase of $0.9 billion, or +7% ▪ 1Q25 Wealth segment revenue of $17.6 million, a YoY increase of +12%. 1Q25 represented another record for quarterly revenue at the company after completing a record year of $65 million in segment revenue for 2024, the highest in company history ▪ Pre-tax net income of $8.2 million, a YoY increase of +24% ▪ Pre-tax profit margin of 46.6% in 1Q25 and 45.8% over the last twelve months ▪ Our fully internalized investment team continues to produce excellent returns, focused on long-term outperformance of benchmarks ▪ The team’s blended portfolio has outperformed the blended benchmark2 over the last 3 years and over the last 5 years 1 Wealth Management segment | 2 Blended benchmark consists of 60% MSCI All-Country World Index and 40% Bloomberg Intermediate Govt/Credit Index $ in millions $ in millions Wealth Management Assets Under Care Wealth - Revenue and Pre-tax Income 1 Wealth Revenue Composition 1 $ in millions

25 Investor Presentation First Busey Corporation | Ticker: BUSE 25 ▪ Last twelve months segment revenue at $22.5 million, a decrease of 2% over the prior twelve-month period ▪ 1Q25 segment revenue of $5.4 million ▪ Key competencies of integrated receivables, merchant services, and online payments will be key drivers of future growth - solid pipeline growth across competencies ▪ Winning new opportunities within client’s payments ecosystems due to higher quality service levels and ability to onboard new clients much quicker than competitors Transactions processed 45 LTM million $11 billion Payments processed LTM FirsTech 1 Revenue equates to all revenue sources tied to FirsTech and excludes intracompany eliminations ▪ 50%+ YoY revenue growth ▪ Two largest deals in FirsTech history signed in 2024 ▪ During 3Q24, opened processing site in Glenview, IL to support scale in Chicagoland; multiple new client opportunities generated because of this new capture location ▪ Serving over 1,000 merchant accounts ▪ High referral rate from Busey Bank and successful partnerships closed with existing commercial clients ▪ Expansions of merchant referral program with CrossFirst clients ▪ 73%+ merchant pipeline growth YoY ▪ Recent launch of innovative and configurable consumer payment platform has driven refreshed client interest ▪ Early success from new and existing customers, indicated by strong Net Promoter Score (NPS) results ▪ PayFusion product (comprehensive payments platform for businesses) has continued to receive positive feedback from customers & partners Merchant Processing Online Payments $22.5 million LTM Revenue1 1Q25 FirsTech Revenue Mix Integrated Receivables

26 26 Investor Presentation First Busey Corporation | Ticker: BUSE 26 Balanced, Low-Risk, Short Duration Investment Portfolio Securities Portfolio - Amortized Cost vs. TE Yield Investment Portfolio Composition All Mortgage-Backed Securities Collateralized Mortgage Obligations are Agency | 94% of Municipal holdings rated AA or better and 6% rated A | 98% of Corporate holdings are investment grade | Collateralized Loan Obligation portfolio consists of 86% rated AAA and 14% rated AA Total Securities (Amortized Cost): $2.9 Billion $ in millions AFS % of Amortized Cost 75% HTM % of Amortized Cost 25% 4Q24 1Q25 Total Securities (Amortized Cost): $3.3 Billion ? Tax equivalent yield increased by 54 bps QoQ after combined portfolio repositioning actions undertaken during 1Q25 ? BUSE carried $815 million in held-to-maturity (HTM) securities as of 3/31/25 (HTM AOCI of -$21 million at 3/31/25) ? After-tax net AFS unrealized loss position of $138 million and accumulated loss position of $14 million on cash flow hedges (captured in total AOCI) ? Projected roll off cash flow (based on static rates) of $302 million at ~2.55% yield for 2025 and $308 million at ~2.59% yield for 2026 Duration 4.4 years Modified Duration (ex-HTM) 4.2 years ? Shifted the mix of the combined securities portfolio to achieve optimal balance across risk income spectrum via repositioning of both marked CrossFirst portfolio and legacy AFS Busey portfolio ? Carrying value of investment portfolio is 17% of total assets, down from 24% in 4Q24

Investor Presentation | First Busey Corporation | Ticker: BUSE 27

1Q25 Balance Sheet Repositioning

Legacy Busey strategic balance sheet repositioning

Securities Sold	▪ $203 million of available-for-sales securities sold in late March ▪ Pre-tax loss of $15.5 million ▪ Approximate yield of 1.7% and weighted average life of 2.9 years at the time of sale
Use of Proceeds	▪ Proceeds used to purchase $203 million of securities with total approximate yield of 5.2% and duration of 3.9 years ▪ Securities purchases approximately allocated at ~46% MBS, ~31% CMO, ~23% CLO

CrossFirst Bank balance sheet repositioning strategy

Securities Sold	▪ $371 million of available-for-sales securities sold (~50% of total CrossFirst investment portfolio at close) ▪ Securities all marked-to-market at close of CrossFirst acquisition on 3/1/25 ▪ Municipals represented ~50% of the sold securities, for better alignment of combined portfolio exposure ▪ Approximate yield of 4.4% and duration of 4.4 years
Use of Proceeds	▪ $150 million of proceeds invested in securities at total approximate yield of 5.2% and duration of 3.9 years ▪ Remaining proceeds held in cash will primarily be used to pay off ~$220 million of maturing CrossFirst brokered CDs that are at a 4.8% approximate rate

28 Investor Presentation First Busey Corporation | Ticker: BUSE 28 ▪ Balance sheet well-positioned for rate neutrality ▪ A +100 bps rate shock for Year 1 is +1.8% vs. +2.0% in 4Q24 ▪ A -100 bps rate shock for Year 1 is -1.7% vs. -1.8% in 4Q24 ▪ Continue to evaluate off-balance sheet hedging strategies as well as embedding rate protection in our asset originations to provide stabilization to net interest income in lower rate environments ▪ Vigilant focus on pricing discipline and term structure for both loans and deposits ▪ 62% of loan portfolio is floating/adjustable rate ▪ 64% of floating rate loans are tied to SOFR, 27% to WSJ Prime and 9% to Treasuries/Other Balance sheet is projected over one- & two-year time horizons and net interest income is calculated under current market rates assuming permanent instantaneous shifts Actively Managing Well-Positioned Balance Sheet Annual % Change in Net Interest Income under Shock Scenarios Repricing / Maturity Structures of Portfolio Loans Consolidated Deposit Cost of Funds Rate Shock Year 1 Year 2 +200 bps +3.6% +5.2% +100 bps +1.8% +2.6% -100 bps -1.7% -3.2% -200 bps -2.9% -6.2% Based on Static Balance Sheet Deposit betas increased with the higher mix of indexed & wholesale deposits and after further reduction of brokered deposits. Presented below is a five-quarter trend of illustratively combined historical deposit costs for Busey Bank + CrossFirst Bank as a percentage of the Fed Funds upper limit quarterly average. 1 Cost of deposits as a percentage of Fed Funds are calculated based on an average fed funds target rate of 5.50% (1Q24, 2Q24), 5.43% for 3Q24, 4.82% for 4Q24, and 4.50% for 1Q25

29 Investor Presentation First Busey Corporation | Ticker: BUSE 29 1 Non-GAAP, see Appendix| Note: Certain totals above may not tie exactly due to rounding. Detail amounts can be found in Non-GAAP table within Appendix ▪ Continue to be mindful and diligent on expenses in the current operating environment; focused on employing the best talent and deploying a best-in-class product set to position the company for future growth ▪ Adjusted core expenses1 of $82.9 million in 1Q25 ▪ Adjusted core expense to average assets1 of 2.27% for 1Q25 ▪ $6.8 million of average earning assets per employee for 1Q25 ▪ Non-operating other expenses during 1Q25 were comprised of $26.0 million of expenses primarily related to CrossFirst acquisition and restructuring expenses ▪ The run rate for quarterly pre-tax expense synergies from the M&M acquisition achieved 99% realization in 1Q25 $ in millions Noninterest Exp. $70.8 $75.5 $75.9 $78.2 $115.2 Amort. of Intangibles $2.4 $2.6 $2.5 $2.5 $3.1 NIE ex-Intangibles Amort. 1 $68.4 $72.9 $73.4 $75.7 $112.1 Acquistion & Restruct. Exp. $0.4 $2.2 $1.9 $3.6 $26.0 Provision for Unfunded Comm. -$0.7 -$0.4 $0.4 -$0.5 $3.1 Adjusted NIE 1 $68.6 $71.1 $71.0 $72.6 $82.9 Noninterest Expense Focused Control on Expenses

30 Investor Presentation First Busey Corporation | Ticker: BUSE 30 Tangible Common Equity 1 & CET1 Ratios 1 Non-GAAP calculation, see Appendix | 2 1Q25 leverage ratio is temporarily inflated due to only 1-month of consolidated company average balances $ in millions Common Equity Tier 1 Ratio Tier 1 Capital Ratio Total Capital Ratio Capital Ratio 12.0% 12.0% 14.9 % Minimum Well Capitalized Ratio 6.5% 8.0% 10.0 % Amount of Capital $1,872 $1,880 $2,322 Well Capitalized Minimum $1,014 $1,248 $1,561 Excess over Well Capitalized Minimum $858 $632 $761 $ in millions $ in millions $ in millions Robust Capital Foundation Total Capital Ratio Leverage Ratio 2 Consolidated Capital as of 3/31/25

Appendix

Investor Presentation | First Busey Corporation | Ticker: BUSE | 32

Double Leverage & Interest Coverage

($ in thousands)	2021 YE	2022 YE	2023 YE	2024 YE	YTD Ended: 3/31/2025	Offering Adjustments	Pro Forma 3/31/2025
	As of the Period Ended:						
Equity Investment in Subsidiaries	$1,568,038	$1,371,442	$1,478,118	$1,586,612	$2,375,638	$67,950[1]	$2,443,588
Consolidated Equity	1,319,112	1,145,977	1,271,981	1,383,269	2,179,606	192,950[2]	2,372,556
Double Leverage Ratio	**118.9%**	**119.7%**	**116.2%**	**114.7%**	**109.0%**	**–**	**103.0%**

Interest Coverage	2021 YE	2022 YE	2023 YE	2024 YE	YTD Ended: 3/31/2025	Offering Adjustments	Pro Forma 3/31/2025
Total Deposit Interest	$12,583	$16,112	$123,985	$178,463	$57,312	–	$57,312
Other Borrowed Interest	15,519	20,436	35,937	22,607	5,772	(1,641)[3]	4,131
Total Interest Expense	$28,102	$36,548	$159,922	$201,070	$63,084	($1,641)[3]	$61,443
Pre-Tax Income	$156,823	$161,737	$153,904	$153,304	($32,669)	$1,641[3]	($31,028)
Adjusted Pre-Tax Income[4]	$171,104	$168,407	$160,431	$159,822	$54,697	$1,641[3]	$56,338
Preferred Dividends[5]	**–**	**–**	**–**	**–**	**–**	**$4,000**	**$4,000**
Based on Adjusted Pre-Tax Income							
Interest Coverage (including deposit expense)	**7.1x**	**5.6x**	**2.0x**	**1.8x**	**1.9x**	**–**	**1.8x[6]**
Interest Coverage (excluding deposit expense)	**12.0x**	**9.2x**	**5.5x**	**8.1x**	**10.5x**	**–**	**6.4x[6]**
Based on Pre-Tax Income							
Interest Coverage (including deposit expense)	**6.6x**	**5.4x**	**2.0x**	**1.8x**	**0.5x**	**–**	**0.5x[6]**
Interest Coverage (excluding deposit expense)	**11.1x**	**8.9x**	**5.3x**	**7.8x**	**NM**	**–**	**NM[6]**

[1] Assumes 100% of the remaining proceeds net of the redemption of the 5.25% fixed-to-floating rate subordinated notes due 2030 are down-streamed for illustrative purposes (the Company may elect to retain some or all of these net proceeds at the holding company for increased flexibility) | [2] Net proceeds from the proposed offering assuming a $200 million gross offering size, 3.15% underwriting spread and $750K of other offering related expenses | [3] Quarterly interest expense savings after the redemption of $125 million outstanding 5.25% fixed-to-floating rate subordinated notes due 2030 | [4] See page 42 for detail on adjusted pre-tax income | [5] Illustrative dividend rate of 8.00% | [6] Preferred dividend is grossed up to a pre-tax equivalent based on an illustrative 25% effective tax rate | Note: All offering assumptions are for illustrative purposes only; NM = not meaningful due to value being less than zero

Investor Presentation | First Busey Corporation | Ticker: BUSE | 33

Illustrative Pro Forma Capital Ratios

($ in thousands)	**Actual 3/31/2025**	**Gross Proceeds from $200M Preferred Stock Issuance**	**Redemption of 2020 Subordinated Notes**	**Pro Forma 3/31/2025**
Regulatory Capital				
Common Equity Tier 1 Capital	**$1,871,865**			**$1,871,865**
Preferred Equity	7,750	$200,000		207,750
Tier 1	**$1,879,615**	**$200,000**	**--**	**$2,079,615**
Subordinated Debt	229,000		($125,000)	104,000
Allowance for Credit Losses	133,515			133,515
Trust Preferred	79,578			79,578
Tier 2 Capital	**$442,093**	**--**	**($125,000)**	**$317,093**
Total Risk-Based Capital	**$2,321,708**	**$200,000**	**($125,000)**	**$2,396,708**
Total Assets for Regulatory Ratios				
Risk-Weighted Assets	$15,604,910	$38,590	($25,000)	$15,618,500
Avg. Assets for Leverage Ratio	14,515,656	192,950	(125,000)	14,583,606
TCE/TA				
Tangible Common Equity[1]	$1,675,739			$1,675,739
Tangible Assets[1]	18,968,134	$192,950	($125,000)	19,036,084
Capital Ratios				
TCE / TA[1]	8.83%			8.80%
Leverage Ratio	12.95%			14.26%
CET1 Ratio	12.00%			11.98%
Tier 1 Ratio	12.05%			13.32%
Total RBC Ratio	14.88%			15.35%

[1] Beginning in 2025, Busey revised its calculation of tangible assets and tangible common equity for all periods presented to exclude any tax adjustment; Non-GAAP calculations, see Appendix | Note: Assumes a gross offering size of $200.0M, net proceeds of $193.0M; Assumes 100% of the remaining net proceeds after the redemption of the 2020 subordinated notes are down-streamed to the Bank as common equity; All offering assumptions are for illustrative purposes only; Assumes 20% risk-weighting

34 Investor Presentation First Busey Corporation | Ticker: BUSE 34 Liquidity Detail • Associated with the completion of the CrossFirst acquisition on March 1 , 2025 , Busey issued 7 ,750 shares of $ 1 ,000 par value Series A Non -Cumulative Perpetual Preferred Stock ; no preferred stock dividend has been declared since the date of issuance • In addition, the Company has subordinated debt at the holding company : • $125 .. 0 million of fixed -to -floating rate subordinated notes that mature on June 1 , 2030 , are callable beginning June 1 , 2025 and bear interest at an annual rate of 5 ..25 % for the first five years after issuance and thereafter bear interest at a floating rate equal to a three -month benchmark rate plus a spread of 511 bps • $100 .. 0 million of fixed -to -floating rate subordinated notes that mature on June 15 , 2032 , bear an interest rate of 5 ..00 % until June 15 , 2027 and thereafter a floating rate equal to three months benchmark rate plus a spread of 252 bps • Associated with the M&M acquisition completed on April 1 , 2024 , Busey acquired $ 4 .. 0 million of 5 ..25 % fixed -to -floating rate subordinated notes maturing December 4 , 2030 .. Interest on the subordinated notes accrues at a rate equal to 5 ..25 % until December 4 , 2025 and thereafter bear a floating equal to a benchmark rate plus a spread of 497 bps • As of March 31 , 2025 , management believed that adequate liquidity existed to meet all projected cash flow obligations • Busey’s primary sources of funds consist of deposits, investment maturities and sales, loan principal repayments, and capital funds ; additional liquidity is provided by the ability to borrow from the FHLB and the Federal Reserve Bank Holding Company Liquidity Bank Liquidity $ in millions 3/31/2025 Amount Outstanding Available Cash & Due from Banks $172.8 Securities 10.8 Subordinated Debt $228.0 -- Trust Preferred 77.1 -- Preferred Stock 7.8 -- Total $312.9 $183.6 Holding Company Detail $ in millions 3/31/2025 Balances Available FHLB $2,069.4 FRB Discount 1,500.5 Fed Funds Lines 577.5 Revolving Credit Facility 40.0 Total $4,187.4 Contingency Liquidity

35 Investor Presentation First Busey Corporation | Ticker: BUSE 35 Has served as Vice Chairman & President of First Busey Corporation and President & CEO of Busey Bank since March 2025. He also serves as Chairman of FirsTech, Inc. Prior to its merger with Busey in 2025, Mr. Maddox served as President and CEO of CrossFirst Bankshares, Inc. since June 1, 2020, and CEO of CrossFirst Bank since November 28, 2008. He served as President of CrossFirst Bank from November 2008 until June 2022 when the roles of CEO and President of the Bank were split. He is involved with a number of community organizations, including the Kansas City Civic Council. Has served as Chairman & CEO of First Busey Corporation since 2007 and became Chairman of the Board effective July 2020. Also serves as Chairman of Busey Bank, along with a director of FirsTech. Offers 40 years of diverse financial services experience and extensive board involvement with a conservative operating philosophy and management style that focuses on Busey’s associates, customers, communities and shareholders. He also serves on the board of directors for Desert Mountain Club and the Champaign Illinois Kennel Club. Van A. Dukeman Chairman & CEO of First Busey Corporation Chairman of Busey Bank Experienced Management Team Mike J. Maddox Vice Chairman & President of First Busey Corporation President & CEO of Busey Bank Joined Busey in 2008 and has nearly 30 years of financial and leadership experience. Oversees various areas at Busey and its subsidiaries, including human resources, corporate communications, executive administration, marketing, the overall Busey experience, enterprise and strategic projects, as well as consumer and digital banking. Prior to Busey, Mrs. Randolph worked for 10+ years with CliftonLarsonAllen LLP. She also serves on the board of directors for the Illinois Bankers Association and Illinois Bankers Business Services. Amy L. Randolph EVP & Chief Operating Officer Joined Busey in January 2020 with over 25 years of financial leadership experience, including a 16-year tenure with KeyCorp. Oversees various areas at Busey and its subsidiaries, including enterprise, operational and third-party risk management, compliance, fair and responsible banking, vendor management, model risk, business continuity and information security. She is the Chair of the Board for the Cleveland Hearing and Speech Center and also serves on the ProSight Financial Association Board of Directors. Monica L. Bowe EVP & Chief Risk Officer Joined Busey in 2025 with the CrossFirst Bankshares merger and oversees various areas at Busey and its subsidiaries, including all information technology and business services and systems, service support, enterprise lending services, enterprise deposits and payments, and facilities. Prior to Busey’s acquisition of CrossFirst Bankshares, Inc. in March 2025, Ms. Fauss held multiple executive leadership roles with CrossFirst Bank, most recently serving as Chief Operating Officer. She serves as Secretary of the Down Syndrome Innovations Board of Directors, on the Kansas City Board of Directors as Immediate Past President of Breakthrough T1D (formerly JDRF) and is involved with the American Heart Association’s Go Red for Women. Amy J. Fauss EVP & Chief Information and Technology Officer Joined Busey in 2011 and has over 20 years of experience in the financial services industry, including more than 18 years in banking. Mr. Jorstad oversees all aspects of credit administration at Busey Bank, including commercial and consumer credit, portfolio monitoring and special assets. In addition, he oversees Busey’s Life Equity Lending (LEL) group. Before being named Chief Credit Officer in 2025, he was President of Credit and Bank Administration for three years after serving as Co-Chief Banking Officer from 2020 to 2022. Mr. Jorstad has also held the role of Regional President for Commercial Banking—overseeing business banking efforts, including Agricultural, Commercial, Construction and Real Estate financing. He also serves on the board of directors for Intersect Illinois and the St. Matthew Education Commission in Champaign, IL. Chip Jorstad EVP & Chief Credit Officer Joined Busey in 2019 and was named Interim Chief Financial Officer in February 2025. Mr. Phillips is a Certified Public Accountant. Prior to his current role, he served as Corporate Controller and Principal Accounting Officer for Busey. With more than 20 years professional experience— 15 of which are in banking—Mr. Phillips started his career as a Senior Auditor at Deloitte and Touche before becoming the SEC Reporting Project Manager at BB&T Corporation (now Truist Financial). He also served as the Director of Financial Reporting and Chief Accounting Officer for Florida Community Bank. Mr. Phillips is an active member of the American Institute of Certified Public Accountants (AICPA). Scott A. Phillips EVP & Interim Chief Financial Officer and Chief Accounting Officer Joined Busey in December 2011 and has over 40 years of legal experience. He oversees all legal matters and leads Busey’s corporate governance efforts. Prior to joining Busey, he was a shareholder in the law firm of Meyer Capel. Mr. Powers serves on the board of trustees for Holy Cross Church and the board of directors for St. Thomas More High School in Champaign, IL. John J. Powers EVP & General Counsel

36 Investor Presentation First Busey Corporation | Ticker: BUSE 36 $13.7 Billion Assets Under Care LTM Revenue1 $66.8 Million PT Margin LTM 45.8% Core Principles I. Client-Focused Strategy Trusted fiduciaries that identify prudent financial solutions to meet client-specific needs and objectives and help clients make better decisions about their wealth II. Team-Based Approach Collaborative team of experienced, credentialed professionals with broad resources that excels in developing unique solutions for clients III. Comprehensive Wealth Management Fully internalized investment office and an investment philosophy that uses a tailored approach to provide proactive advice, empowering clients to make appropriate financial choices to meet their goals in every aspect of their financial health INVESTMENT MANAGEMENT ▪ Preserving and growing wealth with enhanced asset allocation & tax efficient strategies As of 3/31/25 Fully Integrated Wealth Platform PERSONAL SERVICES ▪ Family Office ▪ High Net Worth ▪ Mass Affluent and Emerging Wealth INSTITUTIONAL SERVICES ▪ Retirement Plans ▪ Corporations & Municipalities ▪ Foundations and Endowments ▪ Not-for-Profit Organizations Wealth Client Segments TAX PLANNING & PREPARATION ▪ Deduction maximization, capital event planning, tax-advantaged savings & investment strategies FIDUCIARY ADMINISTRATION ▪ Trust services, estate planning, and philanthropic advisory PRIVATE CLIENT ▪ Concierge banking with one point of contact that coordinates all banking needs AG SERVICES ▪ Farm management and brokerage RETIREMENT PLANNING ▪ Goal-based advisory including life insurance, long-term care, executive stock option strategies Integrated Core Capabilities to Service Personal & Institutional Clients 1 Wealth Management segment

Investor Presentation | First Busey Corporation | Ticker: BUSE 37

FirsTech, A Uniquely Positioned Payment Technology Company

firstech
As of 3/31/25

$11 Billion	**45** Million	**$22.5** Million
Payments Processed LTM	*Transactions Processed LTM*	*LTM Revenue* [1]

Payments Segments

Integrated Receivables

Services

- Lockbox
- eLockbox

Sales Channels

- Enterprise Sales Team
- Financial Institutions (FI) Sales Team
- FI Reseller Sales
- Partnerships

Lines of Business

- Financial Institutions
- Municipalities, Government
- Utilities, Telecom, Insurance
- Health

Electronic Payments

Services

- Online (Core)
- Customer Service Rep., Mobile, Interactive Voice Response (IVR)
- Internet Agent Service, Walk-in
- Statement of Work (SOW), Time & Materials

Sales Channels

- Enterprise Sales Team
- FI Sales Team
- FI Reseller Sales
- Partnerships

Lines of Business

- Financial Institutions
- Municipalities, Government
- Utilities, Telecom, Insurance
- Health
- Small and medium-sized businesses (SMB)

Merchant Services

Services

- Point of Sale
- Online

Sales Channels

- Merchant Sales Team
- Agent Referrals
- FI Reseller Sales
- Partnerships

Lines of Business

- Financial Institutions
- Municipalities, Government
- Utilities, Telecom, Insurance
- Health
- SMB

[1] Revenue equates to all revenue sources tied to FirsTech and excludes intracompany eliminations

38 Investor Presentation First Busey Corporation | Ticker: BUSE 38 FirsTech, A Uniquely Positioned Payment Technology Company Through continued growth of the Busey/FirsTech relationship and new opportunities for collaboration, FirsTech is uniquely positioned to leverage our relationship to grow in both Enterprise and FI verticals. Verticals & Products

39 Investor Presentation First Busey Corporation | Ticker: BUSE 39 Non-GAAP Financial Information This presentation contains certain financial information determined by methods other than U.S. Generally Accepted Accounting Principles (“GAAP”). Management uses these non-GAAP measures, together with the related GAAP measures, in analysis of Busey’s performance and in making business decisions, as well as for comparison to Busey’s peers. Busey believes the adjusted measures are useful for investors and management to understand the effects of certain non-core and non-recurring items and provide additional perspective on Busey’s performance over time. Included in the Appendix are reconciliations to what management believes to be the most directly comparable GAAP financial measures. These non-GAAP disclosures have inherent limitations and are not audited. They should not be considered in isolation or as a substitute for operating results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates, estimated federal income tax rates, or effective tax rates, as noted with the tables below.

Investor Presentation | First Busey Corporation | Ticker: BUSE | 40

Non-GAAP Financial Information *(Unaudited)*

Pre-Provision Net Revenue and Related Measures

(dollars in thousands)		Three Months Ended March 31, 2025	Three Months Ended December 31, 2024	Three Months Ended March 31, 2024
Net interest income (GAAP)		$ 103,731	$ 81,578	$ 75,854
Total noninterest income (GAAP)		21,223	35,221	34,913
Net security (gains) losses (GAAP)		15,768	196	6,375
Total noninterest expense (GAAP)		(115,171)	(78,167)	(70,769)
Pre-provision net revenue (Non-GAAP)	[a]	25,551	38,828	46,373
Acquisition and restructuring expenses		26,026	3,585	408
Provision for unfunded commitments[1]		3,141	(455)	(678)
Realized (gain) loss on the sale of mortgage service rights		—	—	(7,465)
Adjusted pre-provision net revenue (Non-GAAP)	[b]	$ 54,718	$ 41,958	$ 38,638
Average total assets	[c]	14,831,298	12,085,993	12,024,208
Pre-provision net revenue to average total assets (Non-GAAP)[2]	[a÷c]	0.70 %	1.28 %	1.55 %
Adjusted pre-provision net revenue to average total assets (Non-GAAP)[2]	[b÷c]	1.50 %	1.38 %	1.29 %

1. For the three months ended March 31, 2025, the provision for unfunded commitments included Day 2 provision expense of $3,139 thousand recorded in connection with the CrossFirst merger.
2. Annualized measure.

Investor Presentation | First Busey Corporation | Ticker: BUSE 41

Non-GAAP Financial Information *(Unaudited)*

Adjusted Net Income, Average Tangible Common Equity, and Related Ratios

(dollars in thousands, except per share amounts)		Three Months Ended March 31, 2025	Three Months Ended December 31, 2024	Three Months Ended March 31, 2024
Net income (loss) (GAAP)	[a]	$ (29,990)	$ 28,105	$ 26,225
Acquisition expenses		26,026	2,469	285
Restructuring expenses		—	1,116	123
Day 2 provision for credit losses[1]		42,433	—	—
Day 2 provision for unfunded commitments[2]		3,139	—	—
Net securities (gains) losses		15,768	196	6,375
Realized net (gains) losses on the sale of mortgage servicing rights		—	—	(7,465)
Related tax (benefit) expense[4]		(22,069)	(1,014)	170
One-time deferred tax valuation adjustment[3]		4,591	—	—
Adjusted net income (Non-GAAP)[5]	[b]	$ 39,898	$ 30,872	$ 25,713
Weighted average number of common shares outstanding, diluted (GAAP)	[c]	68,517,647	57,934,812	56,406,500
Diluted earnings (loss) per common share (GAAP)	[a÷c]	$ (0.44)	$ 0.49	$ 0.46
Weighted average number of common shares outstanding, diluted (Non-GAAP)[6]	[d]	69,502,717	57,934,812	56,406,500
Adjusted diluted earnings per common share (Non-GAAP)	[b÷d]	$ 0.57	$ 0.53	$ 0.46
Average total assets	[e]	$ 14,831,298	$ 12,085,993	$ 12,024,208
Return on average assets (Non-GAAP)[7]	[a÷e]	(0.82) %	0.93 %	0.88 %
Adjusted return on average assets (Non-GAAP)[7]	[b÷e]	1.09 %	1.02 %	0.86 %
Average common equity		$ 1,932,407	$ 1,396,939	$ 1,275,724
Average goodwill and other intangible assets, net		(411,020)	(367,400)	(353,014)
Average tangible common equity (Non-GAAP)	[f]	$ 1,521,387	$ 1,029,539	$ 922,710
Return on average tangible common equity (Non-GAAP)[7]	[a÷f]	(7.99)%	10.86 %	11.43%
Adjusted return on average tangible common equity (Non-GAAP)[7]	[b÷f]	10.64 %	11.93 %	11.21%

1. Day 2 provision for credit losses was recorded in connection with the CrossFirst merger to establish an allowance on non-PCD loans, and is reflected within the provision for credit losses line on the Statement of Income.
2. The Day 2 provision for unfunded commitments was recorded in connection with the CrossFirst merger, and is reflected within the other noninterest income line, as a component of total noninterest income, on the Statement of Income.
3. Tax benefits were calculated using tax rates of 25.3%, 26.8%, and 24.9% for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively.
4. The deferred tax valuation adjustment was recorded in connection with the CrossFirst merger and relates to the expansion of Busey's footprint into new states. The deferred tax valuation adjustment is reflected within the income taxes line on the Statement of Income.
5. Beginning in 2025, Busey revised its calculation of adjusted net income for all periods presented to include, as applicable, adjustments for net securities gains and losses, realized net gains and losses on the sale of mortgage servicing rights, and one-time deferred tax valuation adjustments. In 2024, these adjusting items were previously presented as further adjustments to adjusted net income.
6. Dilution includes shares that would have been dilutive if there had been net income during the period.
7. Annualized measure.

Investor Presentation | First Busey Corporation | Ticker: BUSE | 42

Non-GAAP Financial Information *(Unaudited)*

Adjusted Pre-Tax Income

(dollars in thousands)	**Three Months Ended:** March 31, 2025	December 31, 2024	March 31, 2024	**Years Ended:** December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Pre-Tax Income (Loss) GAAP	($32,669)	$37,359	$34,960	$153,304	$153,904	$161,737	$156,823
Acquisition expenses	26,026	2,469	285	6,901	357	1,059	13,646
Restructuring expenses	--	1,116	123	1,239	3,971	3,478	3,705
Day 2 provision for credit losses[1]	42,433	--	--	--	--	--	--
Day 2 provision for unfunded commitments[2]	3,139	--	--	--	--	--	--
Net securities (gains) losses	15,768	196	6,375	6,102	2,199	2,133	(3,070)
Realized net (gains) losses on the sale of MSRs	--	--	(7,465)	(7,724)	--	--	--
Adjusted Pre-Tax Income (Non-GAAP)	$54,697	$41,140	$34,278	$159,822	$160,431	$168,407	$171,104

1. Day 2 provision for credit losses was recorded in connection with the CrossFirst merger to establish an allowance on non-PCD loans, and is reflected within the provision for credit losses line on the Statement of Income.
2. The Day 2 provision for unfunded commitments was recorded in connection with the CrossFirst merger, and is reflected within the other noninterest income line, as a component of total noninterest income, on the Statement of Income.

43 Investor Presentation First Busey Corporation | Ticker: BUSE 43 Non-GAAP Financial Information (Unaudited) Tax-Equivalent Net Interest Income, Adjusted Net Interest Income, Net Interest Margin, and Adjusted Net Interest Margin Three Months Ended (dollars in thousands) March 31, 2025 December 31, 2024 March 31, 2024 Net interest income (GAAP) $ 103,731 $ 81,578 $ 75,854 Tax-equivalent adjustment1 537 446 449 Tax-equivalent net interest income (Non-GAAP) [a] 104,268 82,024 76,303 Purchase accounting accretion related to business combinations (2,728) (812) (204) Adjusted net interest income (Non-GAAP) [b] $ 101,540 $ 81,212 $ 76,099 Average interest-earning assets (Non-GAAP) [c] $ 13,363,594 $ 11,048,350 $ 11,005,903 Net interest margin (Non-GAAP)2 [a÷c] 3.16% 2.95% 2.79 % Adjusted net interest margin (Non-GAAP)2 [b÷c] 3.08% 2.92% 2.78% ___________________________________________ 1. Tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans. 2. Annualized measure.

Investor Presentation | First Busey Corporation | Ticker: BUSE | 44

Non-GAAP Financial Information *(Unaudited)*

Adjusted Noninterest Income, Revenue Measures, Adjusted Noninterest Expense, Efficiency Ratios, and Adjusted Noninterest Expense to Average Assets

(dollars in thousands)		Three Months Ended March 31, 2025	Three Months Ended December 31, 2024	Three Months Ended March 31, 2024
Net interest income (GAAP)	[a]	$ 103,731	$ 81,578	$ 75,854
Tax-equivalent adjustment[1]		537	446	449
Tax-equivalent net interest income (Non-GAAP)	[b]	104,268	82,024	76,303
Total noninterest income (GAAP)		21,223	35,221	34,913
Net security (gains) losses		15,768	196	6,375
Noninterest income excluding net securities gains and losses (Non-GAAP)	[c]	36,991	35,417	41,288
Realized net (gains) losses on the sale of mortgage servicing rights		—	—	(7,465)
Adjusted noninterest income (Non-GAAP)	[d]	$ 36,991	$ 35,417	$ 33,823
Tax-equivalent revenue (Non-GAAP)	[e = b+c]	$ 141,259	$ 117,441	$ 117,591
Adjusted tax-equivalent revenue (Non-GAAP)	[f = b+d]	$ 141,259	$ 117,441	$ 110,126
Operating revenue (Non-GAAP)	[g = a+d]	$ 140,722	$ 116,995	$ 109,677
Adjusted noninterest income to operating revenue (Non-GAAP)	[d÷g]	26.29 %	30.27 %	30.84 %
Total noninterest expense (GAAP)		$ 115,171	$ 78,167	$ 70,769
Amortization of intangible assets		(3,083)	(2,471)	(2,409)
Noninterest expense excluding amortization of intangible assets (Non-GAAP)	[h]	112,088	75,696	68,360
Acquisition and restructuring expenses		(26,026)	(3,585)	(408)
Provision for unfunded commitments[2]		(3,141)	455	678
Adjusted noninterest expense (Non-GAAP)[3]	[i]	$ 82,921	$ 72,566	$ 68,630
Efficiency ratio (Non-GAAP)	[h÷e]	79.35 %	64.45 %	58.13 %
Adjusted efficiency ratio (Non-GAAP)[3]	[i÷f]	58.70 %	61.79 %	62.32 %
Average total assets	[j]	$ 14,831,298	$ 12,085,993	$ 12,024,208
Adjusted noninterest expense to average assets (Non-GAAP)[4]	[i÷j]	2.27 %	2.39 %	2.30 %

1. Tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans.
2. For the three months ended March 31, 2025, the provision for unfunded commitments included Day 2 provision expense of $3,139 thousand recorded in connection with the CrossFirst merger.
3. Beginning in 2025, Busey revised its calculation of adjusted noninterest expense and the adjusted efficiency ratio for all periods presented to include, as applicable, adjustments for the provision for unfunded commitments. In 2024, these adjustments were previously presented as adjustments for adjusted core expense and the adjusted core efficiency ratio.
4. Annualized measure.

Investor Presentation | First Busey Corporation | Ticker: BUSE | 45

Non-GAAP Financial Information *(Unaudited)*

Tangible Assets, Tangible Common Equity, and Related Measures and Ratio

(dollars in thousands, except per share amounts)		As of March 31, 2025	As of December 31, 2024	As of March 31, 2024
Total assets (GAAP)		$ 19,464,252	$ 12,046,722	$ 11,887,458
Goodwill and other intangible assets, net		(496,118)	(365,975)	(351,455)
Tangible assets (Non-GAAP)[1]	[a]	$ 18,968,134	$ 11,680,747	$ 11,536,003
Total stockholders' equity (GAAP)		$ 2,179,606	$ 1,383,269	$ 1,282,651
Preferred stock and additional paid in capital on preferred stock		(7,750)	—	—
Common equity	[b]	$ 2,171,856	$ 1,383,269	$ 1,282,651
Goodwill and other intangible assets, net		(496,118)	(365,975)	(351,455)
Tangible common equity (Non-GAAP)[1]	[c]	$ 1,675,738	$ 1,017,294	$ 931,196
Tangible common equity to tangible assets (Non-GAAP)[1]	[c÷a]	8.83 %	8.71 %	8.07 %
Ending number of common shares outstanding (GAAP)	[d]	90,008,178	56,895,981	55,300,008
Book value per common share (Non-GAAP)	[b÷d]	$ 24.13	$ 24.31	$ 23.19
Tangible book value per common share (Non-GAAP)	[c÷d]	$ 18.62	$ 17.88	$ 16.84

Core Deposits and Related Ratio

(dollars in thousands)		As of March 31, 2025	As of December 31, 2024	As of March 31, 2024
Total deposits (GAAP)	[a]	$ 16,459,470	$ 9,982,490	$ 9,960,191
Brokered deposits, excluding brokered time deposits of $250,000 or more		(722,224)	(13,090)	(6,001)
Time deposits of $250,000 or more		(867,035)	(334,503)	(326,795)
Core deposits (Non-GAAP)	[b]	$ 14,870,211	$ 9,634,897	$ 9,627,395
Core deposits to total deposits (Non-GAAP)	[b÷a]	90.34 %	96.52 %	96.66 %

1. Beginning in 2025, Busey revised its calculation of tangible assets and tangible common equity for all periods presented to exclude any tax adjustment.